EXHIBIT 12.1

Menlo Therapeutics Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited - in thousands)

	Years Ending December 31,			Nine Months Ending September 30, 2018
	2017	2016	2015
Ratio of earnings to fixed charges	*	*	*	*

*

We did not record earnings for the years ended December 31, 2017, 2016 or 2015 or the nine months ended September 30, 2018. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods. The dollar amount of the deficiency in earnings available for fixed charges for the years ended December 31, 2017, 2016, and 2015 and for the nine months ended September 30, 2018 was $29.1 million, $14.1 million, $4.6 million, and $33.9 million, respectively.